United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of October, 2007

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Press Release  October 24, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: October 24, 2007

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, October 24, 2007	www.gruma.com

THIRD-QUARTER 2007 RESULTS
 (Peso amounts are stated in millions in constant terms as of September 30, 2007)

HIGHLIGHTS

  Net sales sales increased 11%, driven mainly by price increases implemented in GIMSA, Gruma Corporation, and Molinera de Mexico to offset higher corn and wheat costs.

  EBITDA increased 3%, and EBITDA margin decreased to 8.9% from 9.5%. GIMSA's EBITDA growth of 38% was the main driver for the consolidated rise.

  Debt increased 18% versus September 2006 to US$754 million.

Consolidated Financial Highlights
(Ps millions)

	3Q07	3Q06	VAR (%)
Volume (thousand metric tons)	1,078	1,058	2
Net sales	8,952	8,090	11
Operating income	512	473	8
Operating margin	5.7%	5.9%	(20) bp
EBITDA	792	768	3
EBITDA margin	8.9%	9.5%	(60) bp
Majority net income	787	522	51
ROE (LTM)	10.6%	10.8%	(20) bp

Debt
 (US$ millions)

Sept '07	Sept '06	Var	June'07	Var
754	638	18%	688	9%

RESULTS OF OPERATIONS
3Q07 vs. 3Q06

Sales volume increased 2% to 1,078 thousand metric tons; this increase was driven mainly by Molinera de Mexico and, to a lesser extent, by GIMSA and Gruma Centroamerica.

Net sales increased 11% to Ps 8,952 million due primarily to higher prices in GIMSA and Gruma Corporation, which were oriented to offset higher raw-material costs. Sales from non-Mexican operations constituted 67% of consolidated net sales.

Cost of sales as a percentage of net sales increased to 67.5% from 65.9%, driven by Gruma Corporation, Gruma Centroamerica, and GIMSA. In absolute terms, cost of sales rose 13% due mainly to GIMSA and, to a lesser extent, Gruma Corporation and Molinera de Mexico.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales improved to 26.8% from 28.2%, driven mainly by better absorption resulting from higher prices in GIMSA and, to a lesser extent, Molinera de Mexico and Gruma Centroamerica. In absolute terms, SG&A rose by 5%, driven mainly by Gruma Corporation.

Operating income increased 8% driven mainly by GIMSA and, to a lesser extent, by Molinera de Mexico. Operating margin decreased to 5.7% from 5.9% driven mainly by Gruma Corporation and, to a lesser extent, Molinera de Mexico and Gruma Centroamerica.

Other income, net, was Ps 613 million, compared with an expense of Ps 98 million in the same period of 2006, due mainly to a gain on the sale of Banorte shares during third-quarter 2007 and, to lesser extent, to an extraordinary write-down of assets of Ps 367 million during third-quarter 2006. GRUMA sold 25 million of Banorte shares, resulting in a gain of Ps 735 million.

Comprehensive financing income, net, was Ps 151 million versus Ps 74 million in third-quarter 2006. The increase resulted mainly from losses of Ps 79 million related to raw-material hedging in Molinera de Mexico.

GRUMA's share of net income in unconsolidated associated companies (e.g., Banorte) totaled Ps 198 million, Ps 31 million higher than in third-quarter 2006.

Taxes  amounted to Ps 458 million, compared with an income of Ps 5 million in third-quarter 2006, due mainly to taxes related to capital gains on the sale of Banorte shares, and the recognition of valuation allowance for tax-loss-carry-forwards in Molinera de Mexico.

GRUMA's total net income was Ps 715 million, 50% higher than in third-quarter 2006 due mainly to the gain on the sale of Banorte shares. GRUMA's majority net income was Ps 787 million, 51% higher than in the same period of 2006.

FINANCIAL POSITION
September 2007 vs. September 2006

Balance-Sheet Highlights	Total assets were Ps 33,362 million, an increase of 9%, driven mainly by higher (1) inventories in connection with higher raw-material costs, especially in GIMSA and, to a lesser extent, Gruma Venezuela and Gruma Corporation; and (2) property, plant and equipment, net, due to upgrades, capacity expansions, and the acquisition of Pride Valley Foods during fourth quarter 2006.

Total liabilities were Ps 14,428 million, an increase of 9%, driven largely by higher debt and higher accounts payable, both due to higher working capital requirements in connection with higher raw-material costs.

Stockholders' equity totaled Ps 17,934 million, 10% higher.
Debt Profile	GRUMA's debt amounted to US$754 million, of which approximately 93% was dollar denominated.

Schedule of Debt Amortizations
 (US$ millions)

	2007	2008	2009	2010	2011	2012...	Total
7.75% perpetual bonds						300.0	300.0
Credit facility				190.0			190.0
7.625% notes due 2007	50.5						50.5
Revolving credit facility					70.0		70.0
7.96% senior notes	0.4	1.6	10.5				12.5
Other	64.1	29.5	30.6	5.6	0.8	0.2	130.8
TOTAL	115.0	31.1	41.1	195.6	70.8	300.2	753.8

Debt Ratios

	3Q07	2Q07	3Q06
Debt Ratios (last twelve months)
Debt/EBITDA	2.9	2.7	2.6
EBITDA/interest expense	3.5	3.8	4.9

Others Ratios

Operational Ratios	3Q07	2Q07	3Q06
Accounts receivable outstanding (days to sales)	40	40	43
Inventory turnover (days to cost of sales)	87	88	66
Net working capital turnover (days to sales)	63	53	55
Asset turnover (total assets to sales)	0.9	1.0	0.9
Profitability Ratios(%)
ROA	5.7	5.1	5.8
ROE	10.6	9.4	10.8
ROIC	8.5	6.8	6.6

CAPITAL EXPENDITURE PROGRAM

GRUMA's investments totaled US$49 million during third-quarter 2007. Major investments were applied to upgrades and capacity expansions in Gruma Corporation, the construction of a tortilla plant in Australia, and capacity expansions in GIMSA.

SUBSIDIARY RESULTS
3Q07 vs. 3Q07

Gruma Corporation

Sales volume was flat. Higher sales in the tortilla business and the integration of Pride Valley Foods were offset by lower corn flour sales volume in Azteca Milling and the elimination of the Asia and Oceania operations, which are now reported under the other and eliminations line.

Net sales grew 4%, to Ps 4,422 million, due mainly to higher prices in the U.S. corn flour business, which were implemented at the end of January 2007, and, to a lesser extent, higher prices in the European operations.

Cost of sales as a percentage of net sales increased to 60.2% from 59.6% due mainly to higher raw-material costs, especially corn and wheat, which were not fully offset through price increases. In absolute terms, cost of sales increased 5% due to (1) the aforementioned higher raw-material costs; and (2) the integration of Pride Valley Foods.

SG&A as a percentage of net sales increased to 34.7% from 33.3% due to (1) the conversion from company-owned distribution routes to independent distributors in Southern California; (2) additional distribution routes, especially in the U.S. Northeast region; and (3) the conversion from warehouse distribution to direct store delivery in the east region. In absolute terms, SG&A increased 9% due also to higher commissions to distributors in connection with higher prices and the integration of Pride Valley Foods.

Operating income as a percentage of net sales decreased to 5.1% from 7.1%. In absolute terms, operating income decreased 25% to Ps 224 million. The decrease came mainly from higher corn and wheat costs and from higher SG&A.

GIMSA

Sales volume increased 1% to 443 thousand metric tons during third-quarter 2007. Corn flour sales volume increased 2% to 412 thousand metric tons. These increases were a result of (1) higher sales to supermarkets due to increased in-store tortilleria sales, as supermarkets attracted consumers by promoting tortillas at a lower price in connection with the government agreement to stabilize the price of tortillas; and (2) higher sales to DICONSA, the government's rural welfare program, also in connection with the government agreement, which promoted the sale of corn flour at a lower price in these stores. The sales volume of other products decreased 10% to 31 thousand metric tons in connection with the discontinuation of GIMSA's tortilla business.

Net sales increased 22% to Ps 2,320 million in connection with (1) price increases implemented during September and December 2006 that were oriented to partially offset higher corn costs; and, to a lesser extent, (2) the aforementioned higher sales volume.

Cost of sales as a percentage of net sales increased to 73.2% from 72.4% due mainly to higher corn costs. In absolute terms, cost of sales increased 24%, especially in connection with the aforementioned increases in corn costs.

In January 2007, the Mexican government and several participants in the corn, corn flour, and tortilla supply chain entered into agreements to set prices for corn and related products to avoid significant increases in the price of tortillas. As a result, GIMSA agreed to a nationwide corn flour price in the amount of Ps 5 thousand per metric ton until the end of April. On April 25, 2007, the Mexican government announced a second agreement that extended the term through August 15, 2007. We will continue to hold corn flour at this price through December 2007 and, depending on the costs of corn during the winter crop, will review corn flour prices thereafter.

SG&A as a percentage of net sales improved to 15.0% from 18.6% due to (1) better expense absorption resulting from higher corn flour prices and, to a lesser extent, (2) lower expenses in connection with the aforementioned discontinuation of GIMSA's tortilla businesses. Such discontinuation was also the main driver for the 1% decrease in SG&A in absolute terms.

Operating income as a percentage of net sales improved to 11.8% from 9.0% and, in absolute terms, increased 60.2% to Ps 273 million due to the aforementioned better SG&A absorption and decrease.

For additional information, please see GIMSA ''Third-Quarter 2007 Results'', available through GRUMA's website, www.gruma.com.

Gruma Venezuela

Sales volume was flat. Corn flour sales volume increased in connection with higher sales to the government welfare retail channel but was offset by our decision to reduce wheat flour sales since prices do not reflect the increase in wheat costs due to price controls.

Net sales decreased 2% as a result of lower prices in real terms.

Cost of sales as a percentage of net sales improved to 78.5% from 79.9% and, in absolute terms, cost of sales decreased 4% in connection with lower costs in real terms.

SG&A as a percentage of net sales increased to 19.7% from 17.6% and, in absolute terms, rose 9% due to higher freight tariffs, general salary increases, and higher promotion and advertising expenses.

Operating income was Ps 17 million, 28% lower than in third-quarter 2006. Operating margin declined to 1.8% from 2.5%. The weakening came from higher SG&A.

Molinera de Mexico

Sales volume increased 9% as a result of higher sales to supermarkets due to their increased coverage and sales to new customers.

Net sales increased 24% to Ps 668 million due to price increases implemented to offset higher wheat costs, and also due to higher sales volume.

Cost of sales as a percentage of net sales improved to 83.7% from 84.8% due to higher wheat flour prices. In absolute terms, cost of sales grew 23% in connection with higher wheat costs and higher sales volume.

SG&A as a percentage of net sales improved to 16.4% from 19.1% due to better expense absorption. In absolute terms, SG&A increased 7% due mostly to higher freight expenses in connection with higher sales volume.

Operating loss was Ps 1 million, versus a loss of Ps 21 million in third-quarter 2006.

Gruma Centroamerica

Sales volume increased 6% due mainly to higher corn flour sales volume in Nicaragua in connection with increased corn flour consumption due to a corn shortage in the region.

Net sales increased 16% to Ps 542 million due to (1) higher corn flour and tortilla prices implemented to compensate for higher raw-material costs, and (2) higher corn flour volume.

Cost of sales as a percentage of net sales increased to 72.6% from 69.4% due to higher corn costs, which have not been fully absorbed through prices. In absolute terms, cost of sales increased 21% due mainly to higher corn costs and higher sales volume.

SG&A as a percentage of net sales improved to 22.4% from 25.7% due to better expense absorption. In absolute terms, SG&A increased 1%.

Operating income was Ps 27 million, 18% more than in third-quarter 2006. Operating margin improved to 5.0% from 4.9%.

Other and Eliminations	Operating loss was Ps 29 million compared with operating loss of Ps 22 million in third - quarter 2006 due to lower sales volume in the technology division.

CONFERENCE CALL

The company will hold a conference call to discuss its third-quarter 2007 results on Thursday, October 25, 2007, at 10:30 a.m. CT / 11:30 a.m. ET. From the United States or Canada please call (866) 651-8299; from outside the United States or Canada, please dial (706) 643-2579; the passcode for all callers is 20554670. For the conference replay, please call (800) 642-1687 from the United States or Canada, or (706) 645-9291 from outside the United States or Canada; passcode 20554670. For more details, please go to the Investor Relations page of GRUMA's website, www.gruma.com. The audio webcast will be archived on the site.

ACCOUNTING PROCEDURES

The consolidated figures have been restated in Mexican pesos of constant purchasing power as of September 30, 2007, and were prepared in accordance with Accounting Principles Generally Accepted in Mexico, commonly referred to as ''Mexican GAAP.''

The restatement was determined as follows:

The figures for subsidiaries in Mexico, Central America, and Venezuela are restated to period-end constant local currencies following the provisions of Bulletin B-10 and B-15, applying the general consumer price index from the country in which the subsidiary operates.

Once figures are restated, they are converted to Mexican pesos by applying the exchange rate in effect at the end of the period.

For comparability purposes, the 2006 consolidated figures have been restated in Mexican pesos by utilizing an international weighted-average restatement factor described in Bulletin B-15, which considers the relative total net sales contribution by country for the year ended December 31, 2006, and the corresponding inflation and exchange-rate fluctuations during that period.

For Gruma Corporation, figures shown in this report are under US GAAP and were converted to pesos using a convenience translation with the exchange rate of Ps 10.93/dollar as of September 30, 2007. The differences between Mexican GAAP and US GAAP, as well as the differences between the application of the international weighted-average restatement factor from Bulletin B-15 and the application of convenience translation to Gruma Corporation, are reflected in the column entitled ''Other and Eliminations.''

ABOUT GRUMA

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to about 50 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 17,000 employees and 88 plants. In 2006, GRUMA had net sales of US$2.8 billion, of which 67% came from non-Mexican operations.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United Sates, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES

(Millions of constant pesos as of September 30, 2007)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD SEPTEMBER		
INCOME STATEMENT SUMMARY	**3Q07**	3Q06	VAR (%)	2Q07	VAR (%)	**2007**	2006	VAR (%)
NET SALES	**8,952**	8,090	11	8,856	1	**25,853**	23,081	12
GROSS PROFIT	**2,909**	2,757	6	2,864	2	**8,268**	7,971	4
GROSS MARGIN (%)	**32.5%**	34.1%		32.3%		**32.0%**	34.5%	
OPERATING INCOME	**512**	473	8	384	33	**1,125**	1,252	(10)
OPERATING MARGIN (%)	**5.7%**	5.9%		4.3%		**4.4%**	5.4%	
OTHER (INCOME) EXPENSE, NET	**(613)**	98		(29)		**(707)**	88	
COMPREHENSIVE FINANCING COST (INCOME)	**151**	74		(113)		**83**	59	
INTEREST EXPENSE	**224**	150		142		**519**	439	
INTEREST INCOME	**(28)**	(18)		(18)		**(65)**	(61)	
FOREIGN EXCHANGE LOSS (GAIN)	**(9)**	14		22		**(25)**	5	
MONETARY POSITION (GAIN) LOSS	**(36)**	(73)		(259)		**(346)**	(324)	
EQUITY EARNINGS, ASSOCIATED COMPANIES	**(198)**	(168)		(160)		**(487)**	(465)	
TAXES	**458**	(5)		172		**748**	293	
NET INCOME	**715**	475	50	514	39	**1,489**	1,276	17
MAJORITY NET INCOME	**787**	522	51	437	80	**1,470**	1,256	17
EARNINGS PER SHARE[1]	**1.63**	1.08	51	0.90	80	**3.05**	2.60	17
EARNINGS PER ADR (US$)[2]	**0.60**	0.40	51	0.33	80	**1.12**	0.95	17
DEPRECIATION AND AMORTIZATION AFFECTING OPERATING INCOME	**280**	295		279		**831**	861	
DEPRECIATION AND AMORTIZATION, TOTAL	**393**	656		312		**1,007**	1,277	
EBITDA[3]	**792**	768	3	663	19	**1,956**	2,113	(7)
INVESTMENTS	**537**	655		645		**1,675**	1,809	

BALANCE SHEET SUMMARY	**Sep-07**	Sep-06	VAR (%)	Jun-07	VAR (%)
CASH AND CASH EQUIVALENTS	**613**	871	(30)	651	(6)
TRADE ACCOUNTS RECEIVABLE	**3,965**	3,827	4	3,904	2
OTHER ACCOUNTS RECEIVABLE	**1,219**	1,462	(17)	1,465	(17)
INVENTORIES	**5,817**	3,925	48	5,852	(1)
CURRENT ASSETS	**12,021**	10,373	16	12,322	(2)
PROPERTY, PLANT, AND EQUIPMENT, NET	**15,632**	14,881	5	15,518	1
TOTAL ASSETS	**33,362**	30,481	9	33,857	(1)
SHORT-TERM DEBT	**1,524**	323	372	1,105	38
CURRENT LIABILITIES	**6,685**	4,858	38	7,551	(11)
LONG-TERM DEBT	**6,716**	6,973	(4)	6,438	4
TOTAL LIABILITIES	**15,428**	14,185	9	16,295	(5)
MAJORITY STOCKHOLDERS' EQUITY	**15,150**	13,643	11	14,513	4
STOCKHOLDERS' EQUITY	**17,934**	16,295	10	17,561	2
CURRENT ASSETS/CURRENT LIABILITIES	**1.80**	2.14		1.63	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**0.86**	0.87		0.93	
DEBT/(DEBT + STOCKHOLDERS' EQUITY)	**0.31**	0.31		0.30	
BOOK VALUE PER SHARE[1]	**31.40**	28.27		30.07	

[1] On the basis of 482,549,952 shares as of September 30, 2007, 482,549,952 shares as of September 30, 2006, and 482,549,952 shares as of June 30, 2007.

[2] Each ADR represents four ordinary shares; the exchange rate used was Ps 10.93 per dollar as of September 30, 2007.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GRUMA QUARTER: 3 YEAR: 2007

GRUMA, S.A.B. DE C.V.

BALANCE SHEETS

AT SEPTEMBER 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	TOTAL ASSETS	33,361,891	100	30,480,578	100
s02	CURRENT ASSETS	12,020,878	36	10,373,100	34
s03	CASH AND SHORT-TERM INVESTMENTS	612,789	2	871,316	3
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	3,965,273	12	3,827,112	13
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	1,218,536	4	1,461,803	5
s06	INVENTORIES	5,817,163	17	3,924,707	13
s07	OTHER CURRENT ASSETS	407,117	1	288,162	1
s08	LONG-TERM	2,968,454	9	2,809,226	9
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	108,605	0	40,855	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	2,854,438	9	2,758,100	9
s11	OTHER INVESTMENTS	5,411	0	10,271	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	15,631,769	47	14,880,867	49
s13	LAND AND BUILDINGS	6,671,802	20	6,685,989	22
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	19,344,025	58	17,946,712	59
s15	OTHER EQUIPMENT	1,002,349	3	677,767	2
s16	ACCUMULATED DEPRECIATION	12,738,427	38	11,681,959	38
s17	CONSTRUCTION IN PROGRESS	1,352,020	4	1,252,358	4
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS	2,714,513	8	2,393,177	8
s19	OTHER ASSETS	26,277	0	24,208	0
s20	TOTAL LIABILITIES	15,428,265	100	14,185,308	100
s21	CURRENT LIABILITIES	6,684,773	43	4,857,692	34
s22	SUPPLIERS	2,523,075	16	2,076,151	15
s23	BANK LOANS	1,523,584	10	322,798	2
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	76,270	0	77,089	1
s25	TAXES PAYABLE	20,566	0	16,655	0
s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,541,278	16	2,364,999	17
s27	LONG-TERM LIABILITIES	6,967,895	45	7,578,118	53
s28	BANK LOANS	6,715,609	44	6,972,607	49
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	252,286	2	605,511	4
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	1,775,597	12	1,749,498	12
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	17,933,626	100	16,295,270	100
s34	MINORITY INTEREST	2,783,666	16	2,652,305	16
s35	MAJORITY INTEREST	15,149,960	84	13,642,965	84
s36	CONTRIBUTED CAPITAL	17,891,997	100	17,891,955	110
s79	CAPITAL STOCK	13,121,677	73	13,121,487	81
s39	PREMIUM ON ISSUANCE OF SHARES	4,770,320	27	4,770,468	29
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	(2,742,037)	(15)	(4,248,990)	(26)
s42	RETAINED EARNINGS AND CAPITAL RESERVES	13,504,676	75	12,241,934	75
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(16,246,713)	(91)	(16,490,924)	(101)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GRUMA QUARTER: 3 YEAR: 2007

GRUMA, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	612,789	100	871,316	100
s46	CASH	401,876	66	465,808	53
s47	SHORT-TERM INVESTMENTS	210,913	34	405,508	47
s07	OTHER CURRENT ASSETS	407,117	100	288,162	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	407,117	100	288,162	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,714,513	100	2,393,177	100
s48	DEFERRED EXPENSES (NET)	853,467	31	971,114	41
s49	GOODWILL	1,861,046	69	1,422,063	59
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	26,277	100	24,208	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	26,277	100	24,208	100
s21	CURRENT LIABILITIES	6,684,773	100	4,857,692	100
s52	FOREIGN CURRENCY LIABILITIES	5,639,999	84	3,802,081	78
s53	MEXICAN PESOS LIABILITIES	1,044,774	16	1,055,611	22
s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,541,278	100	2,364,999	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	467,291	18	454,596	19
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	2,073,987	82	1,910,403	81
s27	LONG-TERM LIABILITIES	6,967,895	100	7,578,118	100
s59	FOREIGN CURRENCY LIABILITIES	6,827,569	98	7,444,784	98
s60	MEXICAN PESOS LIABILITIES	140,326	2	133,334	2
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	1,775,597	100	1,749,498	100
s66	DEFERRED TAXES	1,775,597	100	1,749,498	100
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	13,121,677	100	13,121,487	100
s37	CAPITAL STOCK (NOMINAL)	4,880,142	37	4,880,142	37
s38	RESTATEMENT OF CAPITAL STOCK	8,241,535	63	8,241,345	63

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GRUMA

QUARTER: 3 YEAR: 2007

GRUMA, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	783,714	989,999
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,006,561	1,277,329
c41	+ (-) OTHER ITEMS	(222,847)	(287,330)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(1,905,369)	(486,994)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(214,349)	(1,073,952)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(2,319,281)	(184,444)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(71,936)	(5,818)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	173,761	(8,189)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	526,436	785,409
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	1,601,539	(326,628)
c23	+ BANK FINANCING	592,415	(219,112)
c24	+ STOCK MARKET FINANCING	3,277,786	1,829,689
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	(2,268,662)	(1,937,205)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(643,544)	547,286
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	1,182,121
c31	(-) DIVIDENDS PAID	(620,132)	(678,989)
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	(23,412)	44,154
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(1,299,763)	(1,480,103)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	412,456	165,889
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,674,889)	(1,808,630)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	364,672	367,801
c39	+ (-) OTHER ITEMS	(402,002)	(205,163)